UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

December 11, 2023

We are pleased to inform that today, we received the report entitled “Análisis de la razonabilidad económica del proceso de reorganización de las unidades de negocio de AENZA S.A.A.” (the "Report"), by which Apoyo Consultoría, in its capacity of external advisor, analyzes the reasonableness of the process of reference, which will be submitted for approval on the general shareholders' meeting convened on first call for December 13, 2023, on second call for December 18, 2023, and on third call for December 21, 2023 (all at 9:30 AM Lima Time).

The report concludes that the reorganization proposed by AENZA S.A.A. will have positive - or neutral, at worst - effects on the variables (i) business risk, (ii) performance during crises, (iii) efficiency in the allocation of resources, (iv) external financing, (v) corporate governance, (vi) human capital, and (vii) administrative expenses.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 11, 2023

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Análisis de la razonabilidad económica del proceso de reorganización de las unidades de negocio de AENZA S.A.

Informe final

Presentado para

Elaborado por:

11 de diciembre, 2023

Este estudio refleja la mejor opinión de APOYO Consultoría, con la información disponible a la fecha, respecto del tema en cuestión; por lo que en concordancia con el código de ética del Grupo APOYO constituye una opinión independiente y no condicionada por el contratante.

ÍNDICE

Listado de acrónimos y siglas 3

Listado de definiciones relevantes 3

1. Antecedentes 4

2. Análisis de la razonabilidad del proceso de reorganización 7

2.1. Riesgo empresarial 8

2.2. Desempeño en crisis 12

2.3. Eficiencia en la asignación de recursos 12

2.4. Financiamiento externo de operaciones 15

2.5. Gobierno corporativo 18

2.6. Capital humano 20

2.7. Gastos administrativos 22

3. Conclusiones sobre el efecto de la reorganización planteada por AENZA con respecto al valor del *holding* 24

Referencias 26

Listado de acrónimos y siglas

WACC	*Weighted Average Cost of Capital*
EBITDA	*Earnings before interest, taxes, depreciation and amortization*
Sunat	Superintendencia Nacional de Administración Tributaria

Listado de definiciones relevantes

- ***Holding***: sociedad comercial que tiene como principal función la administración de la propiedad de otras sociedades o compañías.
- **Reorganización**: proceso de cambio en la estructura o propiedad de una empresa mediante una fusión o consolidación, una adquisición escindida, un reordenamiento, una transferencia, una recapitalización, un cambio de nombre o un cambio de dirección.

1. Antecedentes

AENZA S. A. A. —en adelante, AENZA— es un *holding* que abarca empresas líderes en la gestión y desarrollo de infraestructura, explotación de hidrocarburos, sector inmobiliario, e ingeniería y construcción en Perú. Además, tiene presencia y operaciones en Colombia y Chile. El *holding* cuenta con —o participa en la operación de— las siguientes empresas:[1]

- Cumbra Perú S.A.: dedicada a la ingeniería y construcción de grandes proyectos de infraestructura. Cuenta con presencia en Chile, Perú y Colombia. Agrupa a las empresas Morelco y Vial y Vives-DSD.
    - Morelco: subsidiaria colombiana de Cumbra Perú S.A., cuyo enfoque consiste en proyectos de ingeniería en sectores como gas y petróleo, energía, minería, infraestructura, agua y edificaciones.
    - Vial y Vives-DSD: subsidiaria chilena de Cumbra Perú S.A., cuyo enfoque es la construcción y el montaje, así como también proyectos de ingeniería, y de infraestructura pública y privada.
- Cumbra Ingeniería S.A.: empresa de servicios ingenieriles, estudios, supervisión, gerenciamiento y comisionamiento de proyectos con base en Perú, Chile y Colombia.
- Viva Negocio Inmobiliario S.A.C.: empresa líder del sector inmobiliario peruano con foco en la construcción de vivienda de interés social.
- Unna Transporte S.A.C.: empresa encargada de la operación y mantenimiento de infraestructura vial y ferroviaria.
- Unna Energía S.A.: empresa que explora, perfora y explota campos petroleros en Perú. Además, la subsidiaria cuenta con una planta de gas propia y posee la concesión de terminales.
- Red Vial 5 S.A.: Empresa concesionaria de la Red Vial N° 5, carretera que cuenta con 183 km de longitud y va desde las ciudades de Ancón a Pativilca.
- Carretera Andina del Sur S.A.C.: empresa encargada de gestionar, operar y mantener el Tramo Vial 1 del Proyecto Corredor Vial Interoceánico Sur, Perú – Brasil (75 km).
- Carretera Sierra Piura S.A.C.: empresa responsable de gestionar, operar y mantener la concesión de la carretera que une el Empalme 1B con los poblados de Buenos Aires y Canchaque (77 km).
- Tren Urbano de Lima S.A.: empresa a quien fue adjudicada la concesión para el servicio público de línea de metro, encargada de la operación, mantenimiento y provisión de material rodante.

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[1] La información sobre el giro y las operaciones de las empresas subsidiarias de AENZA fue obtenida de los portales web de las subsidiarias (Morelco, Vial y Vives – DSD, Cumbra Ingeniería S.A., Red Vial 5 S.A., Carretera Andina del Sur S.A.C., Carretera Sierra Piura S.A.C.), de la Memoria Anual 2022 de AENZA (Cumbra Perú S.A., Viva Negocio Inmobiliario S.A.C., Unna Transporte S.A.C., Unna Energía S.A., Tren Urbano de Lima S.A., Concesionario La Chira S.A.), y del *Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934* (Comisión Nacional del Mercado de Valores de EE. UU., 2022).

- Concesionaria Vía Expresa Sur S.A.C.: es la concesión para el diseño, construcción, operación y mantenimiento de la Vía Expresa - Paseo de la República en Lima, proyecto que a la fecha no se encuentra activo.
- Agenera S.A.C.: subsidiaria vinculada a la unidad de infraestructura y concesiones. Opera el negocio de locales comerciales y espacios publicitarios relacionados a Línea 1.
- Inversiones en Autopistas S.A.: sociedad tenedora de la participación relacionada a la monetización de dividendos de Red Vial 5 S.A.
- Concesionario La Chira S.A.: consorcio formado por AENZA y Acciona, da un pre-tratamiento avanzado a las aguas residuales provenientes de 6 distritos de Lima (Perú).

La actual estructura de negocio de AENZA se presenta en la Figura 1.

Figura 1. Estructura actual de AENZA



Aenza Servicios Corporativos S.A.C.
Aenza S.A.
Cumbra Perú S.A.
Viva Negocio Inmobiliario S.A.C
Unna Energía S.A.
Carretera Andina del Sur S.A.C.
Tren Urbano de Lima S.A.
Agenera S.A.C.
Concesionario La Chira S.A.
Cumbra Ingeniería S.A.
Unna Trasporte S.A.C.
Red Vial 5 S.A.
Carretera Sierra Piura S.A.C.
Concesionaria Vía Expresa Sur S.A.C.
Inversiones en Autopistas S.A.

Fuente: AENZA. Elaboración: APOYO Consultoría.

Actualmente, AENZA está evaluando llevar a cabo una reorganización consistente en la creación de una nueva estructura organizativa para agrupar los negocios que posee en función de su naturaleza, capacidades y riesgos.[2] Por un lado, la nueva estructura consistiría en tener a los negocios de ingeniería y construcción de infraestructura —en la unidad Inversiones Ingeniería y Construcción S.A.C.—; por otro lado, a las empresas dedicadas a la operación y mantenimiento de obras de concesión y desarrollo de proyectos energéticos —en UNNA S.A.—; y finalmente, a la unidad dedicada a la construcción de proyectos inmobiliarios —en Viva Negocio Inmobiliario S.A.C.—. Para el proceso de reorganización, se decidió realizar aportes no dinerarios a partir de las acciones de propiedad de (i) la Sociedad representativas de las empresas de concesiones; (ii) la Sociedad representativas de Cumbra Perú S.A. y Cumbra Ingeniería S.A., y (iii) la Sociedad representante un aporte no dinerario a favor de Inversiones Ingeniería y Construcción S.A.C.[3] Asimismo, la reorganización no plantea una salida de

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[2] *"Se ha aprobado el Plan de Reorganización Corporativa de AENZA S.A.A., que supone la creación de una renovada estructura organizativa, que agrupa los negocios de la Sociedad en función de su naturaleza, capacidades y riesgos."*

Fuente: Hechos de importancia - Aprobación del plan de Reorganización Corporativa de AENZA S.A.A (AENZA, 2023)

[3] El proceso de reorganización específico que AENZA ha decidido realizar con sus líneas de negocio se detalla a continuación:

- *"Un aporte no dinerario a favor de Unna Infraestructura S.A.C. consistente en las acciones de propiedad de la Sociedad representativas del capital de: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C.,*

las líneas de negocio del paraguas corporativo de AENZA, el cual seguirá operando como matriz del *holding*.

La estructura con la que quedaría el *holding* tras este proceso de reorganización se puede observar gráficamente en la Figura 2.

Figura 2. Estructura de AENZA *post* proceso de reorganización



AENZA Servicios Corporativos
AENZA
Inversiones Ingeniería y Construcción S.A.C
UNNA S.A.
Viva
UNNA Transporte
Cumbra Perú S.A.
Cumbra Ingeniería S.A.
UNNA Infraestructura S.A.C.
UNNA Energía S.A.
Viva Negocio Inmobiliario S.A.C
UNNA Transporte S.A.c
Tren Urbano de Lima S.A.
Red Vial 5 S.A.
Concesionaria La Chira S.A.
Inversiones en Autopistas S.A.
Carretera Andina del Sur S.A.C.
Concesionaria Vía Expresa Sur S.A.C.
Carretera Sierra Piura S.A.C.
Agenera S.A.C.
UNNA Transporte S.A.c

Fuente: AENZA. Elaboración: APOYO Consultoría.
Nota: Luego de la reorganización, UNNA Transporte S.A.C. quedará como subsidiaria independiente debido las restricciones y afectaciones relacionadas al ACE, pero no constituirá una línea de negocio por sí misma. Cuando las mencionadas restricciones finalicen, ingresará a la *subholding* UNNA Infraestructura S.A.C.

En este contexto, AENZA ha contratado a APOYO Consultoría para evaluar la racionalidad económica del proceso de reorganización. Para ello, el presente informe, a partir de la revisión exhaustiva de la literatura especializada, identifica las variables que podrían ser impactadas por el proceso de reorganización. Luego, para cada variable, se aproxima el efecto concreto que podría generar específicamente en las empresas de AENZA en el contexto de la reorganización planteada.

AENZA S.A.A., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C. y Agenera S.A.C.

- *Un aporte no dinerario a favor de Inversiones Ingeniería y Construcción S.A.C. consistente en las acciones de propiedad de la Sociedad representativas del capital de: Cumbra Perú S.A. y Cumbra Ingeniería S.A.*
- *Un aporte no dinerario a favor de UNNA S.A. consistente en las acciones de propiedad de la Sociedad representante."*

Fuente: Hechos de importancia - Aprobación del plan de Reorganización Corporativa de AENZA S.A.A (AENZA, 2023)

2. Análisis de la razonabilidad del proceso de reorganización

AENZA está reestructurando el ordenamiento de las empresas que maneja en unidades de negocio. La estrategia busca que el *holding* pase de un esquema de trece empresas a un modelo con tres líneas de negocio, con el fin de que se agrupen a las empresas que compartan características comunes en la misma unidad.[4] Este objetivo se respalda en el argumento que indica que, independientemente de los motivos y dependiendo de la estrategia financiera que se quiera utilizar, el objetivo real de una reestructuración es obtener un efecto adicional por sinergias desarrolladas entre unidades (Mavlutova, y otros, 2021).

Sin perjuicio de lo anterior, de acuerdo con la literatura especializada,[5] de manera abstracta, los efectos que tiene una reorganización sobre el valor del *holding* y de las empresas que contiene no son evidentes. Específicamente, dependiendo del contexto de las empresas a reorganizarse, la forma en la que se reorganizan y el contexto económico, dichos efectos pueden variar en magnitud y en dirección.

De la casuística en torno a procesos de reorganización, se ha evidenciado que es posible que esta estrategia genere impactos positivos para las empresas que toman la decisión de reorganizarse. Por ejemplo, Leche Gloria S.A., empresa líder en el mercado de leche, derivados lácteos y otros productos alimentarios de consumo masivo directo, pasó por un proceso de reorganización en el 2008, que resultó en consecuencias positivas para la empresa. La calificadora de riesgo, Class & Asociados S.A. (2020) indica que, tras su reestructuración por líneas de negocio, Gloria ha aprovechado las sinergias en procesos productivos para las diferentes unidades de negocio —además de permitir integración vertical—, ha tomado medidas de eficiencia operativa y se ha beneficiado de la diversificación de sus servicios y productos.

Si bien este caso no es necesariamente extrapolable a todas las reorganizaciones empresariales, sí es posible identificar ocho variables que podrían ser, al menos desde el punto de vista conceptual, afectadas por la reorganización para, en base a ellas, analizar los efectos y la razonabilidad económica de dicha reorganización. Dichas variables se resumen a continuación:

- **Riesgo empresarial:** efectos de llevar a cabo una estrategia de reorganización empresarial sobre el perfil de riesgo del *holding* (**subsección 2.1**).
- **Desempeño en crisis:** efectos de reordenar las unidades de negocio en la tolerancia del *holding* a ambientes de crisis (**subsección 2.2**).

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[4] *"Se ha aprobado el Plan de Reorganización Corporativa de AENZA S.A.A., que supone la creación de una renovada estructura organizativa, que agrupa los negocios de la Sociedad en función de su naturaleza, capacidades y riesgos."*

Fuente: Hechos de importancia - Aprobación del plan de Reorganización Corporativa de AENZA S.A.A (AENZA, 2023)

[5] Se realizó una búsqueda de literatura relevante a través de motores de búsqueda como *Google Scholar*, repositorios de publicaciones académicas *online, journals*, entre otros. En total, el presente informe analiza 39 documentos especializados que evalúan los efectos, positivos y negativos, de procesos de reestructuración. Estos documentos se citan en la bibliografía del presente estudio.

- **Eficiencia en la asignación de recursos:** posibles ganancias de un negocio organizado y los posibles costos producto de una mala distribución de recursos entre las unidades de negocio (**subsección 2.3**).
- **Financiamiento externo de operaciones:** evaluación de los costos y beneficios de financiar a una estructura de negocio reorganizada (**subsección 2.4**).
- **Gastos administrativos:** evaluación de los mayores gastos administrativos que se tendrán a partir de la reorganización (**subsección 2.5**).
- **Gobierno corporativo:** riesgos y oportunidades que puede generar una estructura con unidades de negocio respecto al manejo corporativo (**subsección 2.6**).
- **Capital humano:** aprovechamiento de las sinergias operativas en cada unidad, en comparación a una estructura sin un orden claro. (**subsección 2.7**).
- **Acceso a mercado de factores:** capacidad de acceder a capital y trabajadores calificados (**subsección 2.8**).

Adicionalmente, el impacto en estas variables debe ser analizado tomando en consideración el contexto específico de la reorganización de AENZA. En ese sentido, la presente sección revisa la literatura académica y, en función a los efectos identificados en la literatura y la información provista por AENZA, sustenta cuál es el impacto esperado que el proceso de reorganización tendrá en diferentes aspectos relevantes para la empresa.

2.1. Riesgo empresarial

Existe un consenso en la literatura sobre que el atractivo de la empresa para los inversionistas aumenta cuando su perfil de riesgo se acomoda al riesgo compuesto de las distintas unidades de negocio de la empresa (Amit & Livnat, 1988). Si el riesgo de cada unidad de negocio no es fácilmente identificable, se dificulta atraer nuevos inversionistas, tanto aquellos que están dispuestos a asumir mayores riesgos a cambios de mayores posibles retornos, como aquellos que buscan activos que brinden certeza sobre sus retornos. Por ello, la evidencia empírica muestra que cuando no se tiene claridad en el ordenamiento de las diferentes líneas de negocio de una empresa diversificada, el atractivo de esta empresa como alternativa de inversión puede reducirse (Jafarinejad, Jory, & Ngo, 2015).

En específico, la reorganización planteada por AENZA permitiría dar a los potenciales nuevos inversionistas mayor claridad sobre el perfil de riesgo que supone la inversión en cada unidad de negocio de la empresa. No obstante, dado que el nivel de diversificación *pre* y *post* reorganización no variaría para el *holding* en conjunto, el efecto en el nivel de riesgo de AENZA como *holding* no se vería alterado.

Para poder validar el supuesto previo, es necesario evaluar si las unidades de negocio que son parte del plan de reorganización de AENZA son sustancialmente diferentes entre sí y, por ende, pueden lograr los resultados descritos en la literatura. Para ello, una métrica para aproximar el nivel de riesgo de una empresa, y que representa cuánto los accionistas y prestamistas esperan obtener a cambio de su inversión, es el costo promedio ponderado del capital —mejor conocido como WACC, por sus siglas en

inglés— (Schweser, 2012). Este indicador toma en cuenta tanto el costo de capital propio, el cual representa las expectativas de retorno de los accionistas, como el costo de capital ajeno, que refleja los intereses y la devolución del capital de los prestamistas.

El WACC se calcula ponderando estos dos costos en función de su participación en la estructura de capital de la empresa, proporcionando una visión integral de cuánto la empresa debe generar en ganancias para satisfacer las expectativas de sus inversores y prestamistas. Estos costos se utilizan para calcular el WACC según la fórmula de la Figura 3.

Figura 3. Fórmula del WACC

$$\boldsymbol{WACC = \underbrace{K_e \times \frac{E}{E+D}}_{\text{Costo del patrimonio}} + \underbrace{K_d \times (1-t) \times \frac{D}{E+D}}_{\text{Costo de la deuda}}}$$

Donde:
K_e = Costo del patrimonio
K_d = Costo de la deuda
$\frac{E}{E+D}$ = Participación del patrimonio sobre la inversión total
$\frac{D}{E+D}$ = Participación de la deuda sobre la inversión total
t = Tasa de impuesto a la renta

Fuente: CFA (2012). Elaboración: APOYO Consultoría.

Para estimar el costo del patrimonio se utiliza el modelo *Capital Asset Pricing Model* (en adelante, el CAPM) según el cual el costo del patrimonio se obtiene utilizando la fórmula mostrada en la Figura 4.

Figura 4. Fórmula del costo del patrimonio

$$K_e = R_f + R_m \times \beta + R_p$$

Donde:
K_e = Costo del patrimonio
R_f= Tasa libre de riesgo
R_m = Prima por riesgo del mercado
β= Factor de volatilidad del mercado
R_p = Prima por riesgo país

Fuente: CFA (2012). Elaboración: APOYO Consultoría.

Presumiblemente, el WACC del *holding* es diferente al de cada unidad de negocio. En efecto, cada línea de negocio accede a tasas de préstamos distintos, enfrentan diferencias referentes a la volatilidad de los ingresos y a riesgos propios de cada subsector donde desarrollan su actividad.

Como mercado con mayor riesgo en el sector construcción, se tiene al mercado de negocios de ingeniería y construcción de infraestructura —donde se ubica Inversiones Ingeniería y Construcción S.A.C.—. Ello se debe a la gran exposición a riesgos externos o a nivel macro que posee el rubro, tales como recesiones económicas, períodos de alta inflación, desastres naturales, problemas socioculturales, entre otros (Shibani *et*. *al*. 2022).

Respecto del mercado de operación y mantenimiento de obras de concesión —donde se encuentra UNNA S.A.—, el *National Center for Privatization and PPP* (NCP) (2022)indica que este rubro tiene un menor riesgo involucrado, debido a la posibilidad de realizar *risk-sharing* con otras entidades. Asimismo, el hecho de que las subsidiarias bajo UNNA Infraestructura S.A. cuenten con mayor certeza respecto de sus ingresos, debido a su modelo de negocio, aminora el riesgo vinculado de esta segunda unidad. Respecto del desarrollo de proyectos de infraestructura energética —rubro en el que se ubica UNNA Energía S.A.—, los factores de oferta y demanda de energía, así como los temas vinculados a la regulación del sector energético, incrementan el riesgo del rubro de construcción de infraestructura energética (Gross, Blyth, & Heptonstall, 2010).

Finalmente, el mercado de construcción de proyectos inmobiliarios —donde se ubica Viva Negocio Inmobiliario S.A.C.— presenta una volatilidad menor al de las otras dos unidades de negocio. Principalmente, los riesgos particulares en este mercado derivan de problemas regulatorios, tales como la obtención de permisos municipales (Zhi, 1995). A pesar de igual ser afectados por los riesgos sistemáticos de la economía, estos impactan en menor medida a este mercado, dada la escala y menor complejidad de los proyectos involucrados. Además, Viva Negocio Inmobiliario S.A.C. se vincula a un menor riesgo dado que participa también en la construcción de viviendas de interés social, eje promovido por el Estado con la finalidad de reducir la brecha del déficit habitacional cualitativo y cuantitativo (El Peruano, 2023). Ello genera un impulso incluso en épocas de menor crecimiento económico.

Las diferencias en riesgos de los mercados vinculados a cada unidad de negocio afectan los parámetros vinculados al cálculo del WACC de cada línea. En específico, se espera tener un mayor costo promedio ponderado del capital para las unidades vinculadas a mayores riesgos. La razonabilidad detrás de se detalla a continuación:

- Costo del patrimonio (K_e): el factor de volatilidad de mercado —*beta* de mercado (β)— es el factor diferenciador del costo de patrimonio entre unidades de negocio. Como se mencionó, cada unidad de negocio corresponde a un mercado específico distinto que contempla diferentes niveles de volatilidad: (i) negocios de ingeniería y construcción de infraestructura, (ii) operación y mantenimiento de obras de concesión y desarrollo de proyectos energéticos, (iii) construcción de proyectos inmobiliarios.

  Por el mayor riesgo asociado al mercado de ingeniería y construcción de infraestructura, se espera que el *beta* de la unidad de negocio Inversiones Ingeniería y Construcción S.A.C. sea el mayor. En segundo lugar, en cuanto a niveles de riesgo reflejados en un mayor *beta*, se tiene a los mercados asociados a UNNA S.A. Finalmente, de la explicación de los párrafos previos, Viva Negocio Inmobiliario S.A.C. posee el menor riesgo asociado, y por lo tanto, el menor *beta* de mercado y menor costo de patrimonio.

- Costo de la deuda: las tasas de financiamiento a las que acceden las unidades de negocio se relacionan al nivel de riesgo que suponen sus mercados asociados. Inversiones Ingeniería y Construcción S.A.C., la unidad de mayor riesgo, toma créditos a una tasa promedio ponderada de 12.3%. Por su parte, UNNA S.A. adquieren créditos a una tasa promedio ponderada de 8.8%. Al mismo tiempo, Viva Negocio Inmobiliario S.A.C., la unidad de negocio de menor riesgo, posee una tasa de préstamos promedio de 8.4%. De esta manera, el costo de la deuda es decreciente en el nivel de riesgo de cada unidad.

Como resultado, los parámetros para el cálculo del WACC variarán dependiendo del riesgo de la línea de negocio analizada. Por ello, en el caso de AENZA se puede inferir que algunas unidades de negocio tendrán mayor riesgo que el promedio del *holding* y otras, menor. De manera específica, desde la teoría, Inversiones Ingeniería y Construcción S.A.C. estará asociada a un mayor WACC que UNNA S.A., y esta última, a su vez, estará vinculada a un mayor WACC que Viva Negocio Inmobiliario S.A.C. En ese sentido, una reorganización que establezca líneas claras de separación entre unidades permitirá una mejor gestión de las actividades de cada línea en función a su riesgo.

Precisamente, ese diferente riesgo que supone cada unidad de negocio, en comparación al del *holding* en suma global, es útil para guiar las decisiones de los inversionistas de manera adecuada. Específicamente, cuando el Grupo Gloria llevó a cabo una reorganización, de acuerdo con APOYO & Asociados (2016) , el lograr la independencia dentro de cada línea de negocio ayudó a reducir los riesgos percibidos por el inversionista y, por ende, a contribuir con la sostenibilidad del negocio:

> *"La Clasificadora considera favorables los cambios efectuados, en tanto éstos contribuyan a la sostenibilidad de las operaciones, la independencia de cada negocio dentro del Grupo, y a reducir los riesgos que enfrentan".*
>
> — APOYO & Asociados (2016, p. 3)

En este contexto, se prevé que la reorganización planteada por AENZA, en líneas de negocio que operan en distintos mercados y bajo distintos parámetros de riesgo, tendrá un impacto positivo tal como se describe en la literatura y en el caso señalado.

2.2. Desempeño en crisis

La literatura no ha evaluado si las compañías con unidades de negocio claramente definidas tienen mayor capacidad de tolerancia a épocas de crisis, en comparación de grupos sin una estructura delimitada. No obstante, en el contexto de la pandemia, Fruehling, Beyer, Goeddeke (2023) encontraron que el menor valor en el mercado que poseen negocios diversificados en comparación a empresas especializadas —también llamado *diversification discount*— no se redujo, contrario a los resultados de investigaciones anteriores —que en su mayoría muestran una disminución en el *diversification discount* en las crisis económicas—. En la misma línea, Tokbolat & Le (2022) encuentran que las empresas diversificadas experimentaron peores rendimientos y una mejora más lenta en los precios de las acciones que las empresas enfocadas con la crisis por el Covid-19.

De este modo, si bien no existe literatura específica para evaluar el efecto de una reorganización sobre el desempeño de los negocios en un contexto de crisis, el hecho de que a las empresas especializadas les vaya mejor proporciona señales de que, en caso existan efectos producto de una reorganización que genere unidades de negocio claramente definidas, estos serían positivos.

2.3. Eficiencia en la asignación de recursos

En cuanto a la manera en que se de distribuyen los recursos en un negocio, Lang & Stulz (1994) enfatizan que, si se está invirtiendo una mayor cantidad de recursos en áreas que generan un bajo nivel de flujos de caja (relativos al nivel de activos tangibles de esa división de negocio), el negocio tenderá a ser subvalorado por el mercado. Por su parte, Ahn & Denis (2004) hallaron que las empresas diversificadas tienden a invertir menos recursos en las unidades de negocio que generan los mayores retornos.[6] En ese sentido, el análisis para determinar si a un negocio le conviene seguir con una estructura con múltiples empresas, o reorganizarse para ordenarlas en líneas de negocio, debe evaluar (i) la distribución de los recursos dentro del negocio y (ii) la asignación de recursos entre las empresas que lo conforman. De esta manera, si las líneas de negocio reagrupadas son similares en su giro y uso de recursos, se tendrá una mejor asignación de activos en el *holding*.

En primer lugar, se revisa la participación que las diferentes empresas tienen en los ingresos del *holding,* de acuerdo con el futuro reagrupamiento en unidades de negocio. En la Figura 5 se muestra que las empresas que pasarían a consolidarse como la primera unidad de negocio —Cumbra Perú S.A. & Cumbra Ingeniería S.A. — cuentan

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[6] Los autores miden los retornos en función a la *q* de Tobin. Esta métrica equivale a los flujos de caja generados por una empresa traídos a valor presente divididos entre los activos fijos de la empresa.

con el 60% de participación de los ingresos del *holding,* según información de 2021 y 2022. En cuanto a las empresas encargadas del desarrollo de concesiones—Carretera Andina del Sur S.A., Carretera Sierra Piura S.A.C., Red Vial 5 S.A., Tren Urbano de Lima S.A. y Concesionario La Chira S.A., Inversiones en Autopista S.A., Concesionaria Vía Expresa Sur S.A.C., Agenera S.A.C.— y proyectos energéticos —UNNA Energía S.A.—, poseen alrededor del 34% de participación en los ingresos de AENZA. Finalmente, de acuerdo con los ingresos de Viva Negocio Inmobiliario S.A.C., esta empresa cuenta con el 7% de los ingresos totales del *holding*.

Figura 5. Participación de las unidades de negocio en los ingresos de AENZA
(%, promedio 2021 – 2022)


7%
34%
60%
Inversiones Ingeniería y Construcción S.A.C. (Cumbra Perú S.A. y Cumbra Ingeniería S.A.)
UNNA S.A. (UNNA Infraestructura S.A.C. y UNNA Energía S.A.)
Viva Negocio Inmobiliario S.A.C.

Fuente: AENZA. Elaboración: APOYO Consultoría

En segundo lugar, la literatura señala que existe una distribución eficiente de recursos dentro de un conglomerado cuando aquellas divisiones de negocio que reportan una mayor *q* de Tobin[7] reciben más recursos debido a que generan el mayor retorno sobre los activos.

Una forma de aproximarse a la *q* de Tobin es evaluar la relación del EBITDA respecto a los activos fijos de cada una de las empresas del *holding* (Ahn & Denis, 2004).[8] Por un lado, el EBITDA es una medida financiera que representa las ganancias operativas de una empresa antes de considerar los efectos de intereses, impuestos, depreciación y amortización. Los activos fijos, por su parte, son los bienes y recursos a largo plazo que una empresa posee y utiliza en sus operaciones comerciales.

Otra manera en la que la literatura aborda la medición del aprovechamiento de los recursos es a través del cálculo del *fixed asset turnover ratio* (Patin, Rahman, & Mustafa,

[7] La *q* de Tobin es, por definición, una variable que mide el valor de los flujos de caja descontados de una empresa sobre su nivel de activos para evaluar el desempeño relativo de éstos. En otras palabras, la ratio muestra cuán capaz es una empresa de aumentar el valor neto de sus activos en el mercado (Correa-Mejía, Martínez-Molina, Ruiz-Criollo, & Yepes-Montoya, 2018).

[8] Al aplicar esta evaluación a cada empresa dentro del *holding*, se obtiene una visión comparativa de cómo están utilizando sus activos fijos para generar ganancias operativas. Aquellas empresas con una relación EBITDA/Activos fijos más alta se consideran más eficientes en términos de generar flujos a partir de sus inversiones en activos fijos, en comparación con sus pares dentro del *holding*.

2020). El ratio de rendimiento de activos fijos (FAT, por sus siglas en inglés) es una herramienta común para evaluar el desempeño operativo de una empresa. Este es un indicador de eficiencia que evalúa la habilidad de una empresa para generar ventas a partir de sus inversiones en activos permanentes, como propiedades, planta y equipo (Schweser, 2012).[9]

Tabla 1. ***Fixed asset turnover ratio***
(ratio, promedio 2021 – 2022)

Empresa	Ratio
Inversiones Ingeniería y Construcción S.A.C.	
Cumbra Perú S.A.	21
Cumbra Ingeniería S.A.C.	91
UNNA S.A.	
UNNA Infraestructura S.A.C.	
Carretera Andina del Sur S.A.C.	6,609
Carretera Sierra Piura S.A.C.	5,879
Red Vial 5 S.A.	8,713
Tren Urbano de Lima S.A.	462
Concesionario La Chira S.A.	25
Concesionaria Vía Expresa Sur S.A.C.	-
Agenera S.A.C.	-
UNNA Transporte S.A.C.	42
UNNA Energía S.A.	
UNNA Energía S.A.	8
Viva	
VIVA Negocio Inmobiliario S.A.C.	42

Fuente: Estados financieros auditados 2021 / 2022 (AENZA). Elaboración: APOYO Consultoría

La tabla anterior permite observar que las empresas dedicadas a la ingeniería y construcción de infraestructura comparten un nivel medianamente similar de aprovechamiento de los activos fijos para la generación de flujos —los activos que poseen generan menos de 100 veces ventas netas—. Por su lado, las empresas de concesiones de UNNA S.A., cuyo foco son concesiones de infraestructura vial o ferroviaria, a excepción de la planta de tratamiento de aguas residuales La Chira, tienen un más eficiente aprovechamiento de los activos fijos con los que cuentan (las subsidiarias vinculadas a proyectos viales o ferroviarios generan más de 400 veces ventas netas con los activos que poseen). Mientras tanto, los activos fijos de Viva Negocio Inmobiliario S.A.C. están relacionados a la generación de 42 veces ventas netas del negocio.

De lo anterior, debido a las similitudes en los niveles de aprovechamiento de los recursos, se puede decir que la reestructuración de AENZA en unidades de negocio con un perfil similar en el aprovechamiento de recursos guarda sentido. Por un lado, se tendrá como unidad a las empresas de construcción e ingeniería con un aprovechamiento intermedio de sus activos fijos; por otro, a las empresas de concesión

[9] El ratio de rendimiento de activos fijos es calculado como ventas netas —extraídas del estado de resultados— entre el valor de los activos fijos —del balance general—.

con un aprovechamiento más alto para la generación de ventas; y por último, a la empresa inmobiliaria con un aprovechamiento autónomo.

La literatura también menciona que es posible que se reduzca el valor de una estructura societaria diversificada cuando existe una ineficiente asignación de recursos entre las empresas que lo conforman. El intercambio de servicios o recursos entre partes relacionadas es una manera de mitigar la deficiente distribución de recursos en la práctica.

Para determinar si han existido intercambios de recursos o servicios entre los negocios de AENZA, se evalúan los flujos de saldos entre partes relacionadas en los Estados Financieros Auditados. Del análisis, se identifica que la totalidad de las empresas del grupo se han prestado servicios con al menos otra parte relacionada en los últimos dos años. En tal sentido, se prevé que este proceso de reorganización no dañará esta relación de intercambio, pues se espera que los servicios entre partes relacionadas no se suspendan para mantener sinergias a nivel de *holding* tras la reorganización.

En resumen, la estrategia de reorganización que plantea AENZA generará una distribución más eficiente de los recursos, dado que las líneas de negocio reagrupadas serán similares en su giro y uso de recursos. Asimismo, se plantea mantener la prestación de servicios entre partes relacionadas para aprovechar las oportunidades de la estructura de *holding*. Esto es consistente con el caso de UNACEM Corp que, en 2022, atravesó un proceso de reorganización que consistió en separar la actividad de sus *holdings*. En específico, se separó la actividad del *holding* de inversiones del *holding* cementero bajo la misma lógica que plantea hacerlo AENZA. Ello, en opinión de APOYO & Asociados (2023), fue favorable, en el sentido de que permitió un mejor y más eficiente manejo del grupo y subsidiarias.[10]

2.4. Financiamiento externo de operaciones

La literatura reporta evidencia positiva respecto a poseer una estructura empresarial de varias líneas de negocio sobre la calidad crediticia de las empresas. Por un lado, Kuppuswamy & Villalonga (2010) muestran que existe un impacto positivo sobre la reducción del costo de capital de la empresa dado que las entidades financieras tienden a seguir otorgando préstamos a empresas por proveer mayor seguridad del pago de sus respectivas deudas.[11] En esa misma línea, Hann, Ogneva & Ozbas (2009) identificaron que, ante una mayor cantidad de flujos de efectivo no correlacionados provenientes de unidades de negocios de distintas industrias, existía una reducción en el costo de capital que enfrentaban las estructuras societarias diversificadas frente al costo de capital de empresas especializadas. Por lo tanto, el que AENZA posea una estructura diversificada de negocio supone una fortaleza en cuanto a la calidad crediticia para las unidades de negocio que la componen.

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[10] *"En opinión de la Clasificadora, la reorganización permitirá un manejo más ordenado, especializado y eficiente de las distintas actividades que realizan tanto la holding como sus subsidiarias operativas".*

Fuente: APOYO & Asociados (2023), página 2.

[11] Las empresas diversificadas suponen un menor riesgo dado que los flujos de caja con correlaciones imperfectas implican que el hecho de que una unidad de negocio tenga flujos por debajo del desempeño óptimo no se relaciona a que todas las unidades de negocio también reporten malos resultados.

Dado que AENZA seguirá teniendo el mismo nivel de diversificación *post*-reorganización —con la diferencia de que ahora tendrá una estructura más ordenada—, la capacidad de endeudamiento agregada del *holding* no se verá alterada. No obstante, debido a las características de acceso al crédito de las unidades de negocio podrían existir patrones relevantes en la capacidad de endeudamiento por cada línea. En ese sentido, se analizarán las tasas y plazos de los préstamos que toman las empresas de AENZA. La Figura 6 resume los puntos mencionados:

Figura 6. Características del financiamiento tomado por las empresas del *holding*



Inversiones Ingeniería y Construcción S.A.C.
La tasa promedio ponderada de los préstamos es 12.3%.
Tiene préstamos vigentes hasta 2027.
UNNA S.A.
La tasa promedio de los préstamos es 8.8%.
Tiene créditos vigentes hasta 2039.
Viva Negocio Inmobiliario S.A.C.
La tasa promedio ponderada de préstamos es 8.4%.
Tiene créditos vigentes hasta 2032.

Nota: Las tasas de interés promedio ponderadas consideran préstamos activos, y terminados en 2022, de las subsidiarias que integrarán cada unidad de negocios. Fuente: AENZA. Elaboración: APOYO Consultoría

De la figura anterior, se observa que la tasa promedio ponderada de los préstamos que toma la unidad Inversiones Ingeniería y Construcción S.A.C. es mayor a la de las otras dos unidades de negocio. Asimismo, el plazo de los créditos vigentes que posee es menor al de UNNA S.A. y Viva Negocio Inmobiliario S.A.C. A su vez, UNNA S.A. posee una tasa de interés promedio ponderada 0.4 p.p. menor a la de Viva Negocio Inmobiliario S.A.C. De esto, se evidencia que el perfil de riesgo de cada unidad de negocio, en línea con la sección 2.1., se condice con el costo de financiamiento que cada una enfrenta. Lo anterior se evidencia en que la unidad más riesgosa tiene una mayor tasa de interés y está sujeta a menores plazos de repago de sus obligaciones financieras, a diferencia de las otras dos unidades, las cuales poseen niveles similares de costo de financiamiento.

Otra manera de aproximarse al efecto de la reorganización en el acceso a financiamiento de cada unidad de negocio es evaluar la capacidad de generación de caja relativa a la necesidad de pago de las deudas. Para este propósito, las clasificadoras de riesgo calculan y analizan dos ratios: “Deuda / EBITDA” y “EBITDA / Servicio de la deuda”. El primer ratio calcula cuántos períodos tiene una empresa que operar para poder amortizar el total de su deuda, asumiendo que solo destina sus flujos operativos al pago de esta; mientras que el segundo ratio calcula cuántos períodos de gastos financieros puede afrontar un solo período de flujos de caja operativos.[12]

La Tabla 2 muestra los valores de estos ratios para el *holding* y cada una de sus unidades de negocio reorganizadas. Al analizar la magnitud de estos ratios, se puede observar que Inversiones Ingeniería y Construcción S.A.C. es la unidad de negocio de mayor riesgo. Por un lado, su capacidad de generación de caja, en base a la información de los dos últimos años, fue negativa durante 2022. Este factor generó que el ratio

[12] Cuanto más alto sea el primer ratio, peor será la calidad crediticia de la empresa; mientras que, cuanto más alto sea el segundo ratio, mejor será su calidad crediticia.

Deuda / EBITDA haya sido menor a 0 durante 2022, y que su capacidad de generación de caja sea la más baja entre las 3 unidades de negocio —0.2 veces sus gastos financieros, de acuerdo con su ratio EBITDA / Servicio de la deuda—. UNNA S.A. presenta indicadores más saludables, ello se ve reflejado en un ratio Deuda / EBITDA cercano al múltiplo de 2x y que su generación de flujo de caja es más de diez veces el pago de sus obligaciones financieras —múltiplo de 10.5x—. Por último, Viva Negocio Inmobiliario S.A.C. también presenta buenos indicadores de endeudamiento. Por un lado, cuenta con una deuda que equivale a 0.8 veces su capacidad de generación de flujos —menor al múltiplo de 3.5x— y un ratio EBITDA / Servicio de la deuda de 8.7x.

Tabla 2. Ratios de endeudamiento de las unidades *post* reorganización de AENZA

(ratio, promedio 2021-2022)

Parámetro	Unidad de negocio	Valor
Deuda / EBITDA	Inversiones Ingeniería y Construcción S.A.C.	0.2
	UNNA S.A.	2.0
	Viva Negocio Inmobiliario S.A.C.	0.8
	AENZA (consolidado)	4.3
EBITDA / Servicio de deuda	Inversiones Ingeniería y Construcción S.A.C.	0.2
	UNNA S.A.	10.5
	Viva Negocio Inmobiliario S.A.C.	8.7
	AENZA (consolidado)	2.1

Nota: Los ratios de endeudamiento fueron calculados considerando los EBITDAs auditados sin ajustes de AENZA y subsidiarias. Los valores de UNNA S.A. no consideran cifras de UNNA Transporte S.A.C. Fuente: Estados financieros auditados 2021 / 2022 (AENZA y subsidiarias); AENZA. Elaboración: APOYO Consultoría

De lo anterior, si bien el *holding* tendrá el mismo nivel de diversificación y riesgo antes y después del reordenamiento, la capacidad de endeudamiento de cada una de las unidades de negocio se vería aislada de los efectos del riesgo de otras unidades. Así, el acceso a financiamiento de unidades de negocio con mejores indicadores de endeudamiento se vería favorecido. Además, los prestamistas tendrían la posibilidad de contar con una visión aún más clara en su decisión de otorgar financiamiento a una u otra línea de negocio.

En síntesis, un proceso de reorganización en un *holding* con líneas de negocio que presentan diferentes niveles de riesgo presenta ventajas claras en el acceso a financiamiento a nivel de *subholdings*; y, además, constituye una estrategia positiva para los financiadores del grupo.

2.5. Gobierno corporativo

De acuerdo con la teoría de costos de agencia, una estructura diversificada sin un ordenamiento claro incrementa la probabilidad de problemas de principal – agente debido a asimetrías de información (Lane, Cannella, & Lubatkin, 1998). La razón detrás de ello es que no existe una definición clara del principal; en otras palabras, pueden existir diferencias entre los objetivos de los accionistas mayoritarios. Asimismo, los costos de monitoreo de las acciones gerenciales resultan más altos que en el caso de una empresa especializada.

Específicamente, Choi & Cowing (1999) señalan que podrían surgir problemas de agencia ante dos escenarios: (i) si los accionistas —o principales— no tuvieran acceso a la información adecuada sobre el desempeño de las unidades de negocio y (ii) si los objetivos planteados para la gerencia no se acomodan con las necesidades de cada una de las divisiones.

Sobre el primer punto, el acceso más transparente a la información sobre el desempeño de cada unidad de negocio permitiría generar una mejor alineación de objetivos entre la gerencia y los accionistas, reduciría el problema del principal – agente y, consecuentemente, disminuiría los costos de monitoreo. Así, un aspecto importante para evaluar la claridad en el acceso a la información es la complejidad de la estructura societaria.

Con respecto al segundo escenario, la estructura particular de un conglomerado permite a los accionistas abrir una brecha entre los derechos a voto (acciones con derecho) y los derechos de flujo de efectivo (enajenación de activos). La literatura sugiere que esta divergencia aumenta el incentivo y la tendencia del accionista a buscar beneficios privados al poder ejercer niveles desproporcionados de control más allá su interés económico real (OECD, 2016).

En la práctica, se puede observar cómo los procesos de reestructuración por parte de un grupo tienen efectos positivos en su gobierno corporativo, lo cual refleja los conceptos teóricos anteriormente desarrollados sobre costos por información asimétrica. Por ejemplo, como fue visto, el Grupo Gloria ha venido realizando procesos de reorganización y reestructuración a través de los años. Estos esfuerzos, en opinión de las clasificadoras de riesgo, han permitido un manejo más eficiente de sus líneas de negocio y del grupo en suma global (Class & Asociados, 2020).

En el caso de AENZA, por el lado de la estructura accionarial del *holding*, la Figura 7 muestra las participaciones que los principales inversores tienen en AENZA. Como se puede observar, la estructura accionarial de AENZA está compuesta principalmente por gestores de fondos alternativos, bancos y fondos de pensiones.

Figura 7. Estructura accionarial de AENZA
(%)


8%
8%
8%
30%
9%
9%
11%
10%
IG4 Capital
The Bank of New York Mellon
AFP Integra
Fratelli Investment Limited
Pacifico Corp SAC
AFP Habitat
AFP Prima
AFP Profuturo

Fuente: Memoria Anual 2022 (AENZA). Elaboración: APOYO Consultoría

A nivel de equipo de gestión, AENZA cuenta con un directorio encargado de la dirección de la compañía y toma de decisiones. Este es el máximo órgano de gobierno corporativo de AENZA, y cuenta con 9 directores no ejecutivos y 4 comités de soporte al directorio en la toma de decisiones estratégicas de la organización. La Figura 8 muestra la composición del directorio del *holding*.

Figura 8. Estructura del directorio de AENZA


Director No Independiente
Director Independiente
Comité Ambiental, Social y de Gobernanza
Comité de Auditoría y Cumplimiento
Comité de Talento
Comité de Finanzas, Riesgos e Inversiones

Fuente: Memoria anual 2022 (AENZA). Elaboración: APOYO Consultoría

En el ámbito de la dirección corporativa, el principal órgano encargado de la toma de decisiones es la Comisión Ejecutiva, en la cual participan los vicepresidentes corporativos y los vicepresidentes de las diferentes unidades de negocio. Esta comisión se reúne de manera semanal para supervisar el progreso hacia los objetivos y los resultados de las distintas áreas de la empresa, además de tomar decisiones de forma colaborativa para la organización.

El principal cambio a partir del proceso de reorganización se daría en el reordenamiento de las líneas de negocio en unidades formalmente organizadas de acuerdo con las sinergias operativas entre las empresas del *holding*.[13] Esta reorganización permitirá que, unidades de negocio que operan en el mismo sector y que comparten similitudes en tanto a riesgo y flujo de recursos como se ha analizado en las subsecciones previas, tengan información que disminuya los problemas de coordinación identificados en la literatura. En ese sentido, tal como plantean Choi & Cowing (1999) y Mueller (1969), la reorganización facilitará la administración, dirección y supervisión de las empresas y agentes del *holding*.[14]

2.6. Capital humano

La literatura presenta argumentos que defienden la idea de que una empresa con unidades de negocio y con un ordenamiento claro puede conllevar mejoras en el capital humano en tanto permite la captación y retención de talento especializado (Tate & Yang, 2015). Ello se sustenta en la posibilidad de compartir conocimientos, mejorar la especialización de las unidades y aprovechar sinergias.

Hasta cierto punto, se puede entender que las empresas mayormente se organizan en función a las eficiencias generadas por el uso de sus recursos materiales y procesos físicos. Farjoun (1998) adiciona una nueva variable al proceso de ordenamiento y argumenta que una empresa podría tener mejores resultados financieros si es que también se incluye el factor humano dentro de su estrategia de diversificación ordenada. A ello, el autor le denomina interrelación basada en habilidades, la cual es diferente a la interrelación basada en procesos físicos —donde se prioriza más el uso eficiente de recursos tangibles—. Si bien ambos resultan importantes para el desempeño de una empresa, Farjoun concluye argumentando que ninguna puede funcionar independientemente, y que el uso eficiente del capital humano, junto con las sinergias que conlleva, mejora significativamente el desempeño financiero de una firma.

En la misma línea, Kor & Leblebici (2005) exponen que la subutilización de la capacidad o de los recursos disponibles de una empresa —conocimientos y la experiencia en diferentes áreas— tiene una relación negativa con los beneficios de una empresa. En ese sentido, la investigación argumenta que empresas diversificadas y con líneas de negocio especializadas bajo un *holding* pueden capitalizar sobre las sinergias y eficiencias generadas.

Para el caso de AENZA, las oportunidades de aprovechar sinergias pueden observarse a través de la distribución de colaboradores y sus respectivos ingresos en la Figura 9:

[13] Con la reorganización, la estructura de poseer un directorio como eje central en la toma de decisiones no se verá modificada. Además, la figura de la Comisión Ejecutiva tampoco será alterada.

[14] Ello en tanto se reduce la probabilidad de problemas de principal-agente debido a asimetrías de información. La reorganización de conglomerados es una respuesta a la naturaleza difusa de estas estructuras societarias, donde a menudo no hay una clara definición del actor principal y pueden existir divergencias en los objetivos de los accionistas mayoritarios. En este contexto, llevar a cabo reorganizaciones facilita la reducción de los costos asociados con la supervisión de las acciones de la gerencia.

Figura 9. Distribución de colaboradores de AENZA
(%, 2022)


US$ 237 mil
de ingresos por colaborador
US$ 154 mil
de ingresos por
colaborador
2%
1%
17%
79%
Inversiones Ingeniería y Construcción S.A.C.
UNNA S.A.
Viva Negocio Inmobiliario S.A.C.
Varios
US$ 55 mil
de ingresos por
colaborador

Fuente: Memoria Anual 2022 (AENZA). Elaboración: APOYO Consultoría Nota: Se consideran los ingresos anuales.

El gráfico muestra que la unidad con mayor cantidad relativa de trabajadores tiene los menores ingresos por colaborador. Esta característica se vincula al sector específico al cual pertenece Inversiones Ingeniería y Construcción S.A.C. Esta unidad se enfoca en proyectos de construcción e ingeniería que requieren mano de obra más intensiva y menos especializada que las demás unidades —obreros para construir proyectos de infraestructura—. Las otras unidades de negocio operan en rubros más específicos: sector energía, inmobiliario, mantenimiento y gestión de infraestructura. En estos mercados, se requiere de mano de obra más selecta y especializada, y en menor intensidad. Debido a que estas dos líneas poseen un mejor retorno por colaborador, se evidencia que el retorno obtenido depende del subsector que se aborde. En específico, la mayor especialización de un mercado conlleva a un mejor *match* entre lo que se necesita y lo que se busca en capital humano, en tanto se llega a conocer de mejor manera los requerimientos en cada unidad de negocio (Weller, Hymer, Nyberg, & Ebert, 2019).

En esta línea, para el *holding* sería óptimo aprovechar las sinergias y beneficios generados por delimitar adecuadamente sus líneas de negocio. En vista de ello, las distribuciones de colaboradores y de ingresos por colaborador muestran una clara especialización en las respectivas unidades de negocio, puesto que las características de estos se acomodan con sus distribuciones.

Considerando lo anterior, el *holding* podría aprovechar de mejor manera las sinergias operativas en cada unidad, en comparación a la estructura anterior. Esto debido a que, al reestructurarse, se pueden fomentar, de manera más fluida, colaboraciones más efectivas entre las unidades al promover la combinación de conocimientos y experiencias diversas entre empresas subsidiarias con características comunes de una misma línea de negocio. Asimismo, se espera que la delimitación de las líneas de

negocio permita mejorar el *match* entre la demanda laboral y los requerimientos específicos de cada unidad.

2.7. Gastos administrativos

Hill, Hitt, & Hoskisson (1992) identificaron que los negocios con empresas en industrias relacionadas tienen un mejor desempeño cuando aplican una estrategia de cooperación entre sus distintas unidades de negocio. Ejemplos de este tipo de cooperaciones entre unidades de negocio se pueden dar a través del compartimiento de los gastos administrativos, cadena logística, gastos legales, gastos de *back-office*, o el intercambio de información tecnológica o de mercado.

Sin perjuicio de lo anterior, es importante notar que no en todos los casos las eficiencias operativas generan efectos positivos sobre los conglomerados. Por ejemplo, en mercados altamente competitivos, las empresas pueden requerir un mayor nivel de especialización para poder destacar frente a sus pares globales. Este mayor nivel de especialización implicaría una menor cantidad de recursos destinados a las áreas responsables de supervisar un proceso efectivo de diversificación y administración (Khanna & Palepu, 2000).

Para un esquema de un *holding* con varias subsidiarias, un número amplio de empresas puede reducir los costos de servicios de soporte y de apoyo mediante la compartición agregada de estos costos. Dado que la reorganización de AENZA no implica la salida de alguna de las empresas del *holding*, las divisiones podrán seguir compartiendo costos administrativos y de *back-office* e intercambiando recursos para una adecuada distribución. Por lo tanto, la reorganización del negocio les permitirá a las diferentes unidades seguir aprovechando las ventajas de las economías de alcance en cuanto a la compartición de costos.

En AENZA, los costos administrativos son centralizados en AENZA Servicios Corporativos. Esta unidad funcional se encarga de brindar servicios de *back-office* y reportería al *holding*. Opera mediante el cobro de *fees* a las diferentes unidades de negocio, y, además, se encarga del pago de la plana gerencial. En la Figura 10 se observa la distribución de los costos de planilla del *holding*.

Figura 10. Distribución de los costos de planilla
(%, promedio 2020 - 2022)


49%
51%
Segmento no gerencial
Segmento gerencial

Fuente: AENZA. Elaboración: APOYO Consultoría

Como se observa, casi la mitad de los costos de planilla se generan en el pago al segmento gerencial. En este sentido, si bien el *holding* se reorganizará en 3 unidades de negocio, no se contratará más personal administrativo o de cargo gerencial para el manejo de las líneas reordenadas. En cambio, el personal gerencial seguirá a cargo de los negocios en los que tiene *expertise* y se especializará al personal que queda en las unidades de negocio.[15]

En síntesis, debido a que con la reorganización el manejo de los costos administrativos seguirá centralizado en AENZA Servicios Corporativos y no se requerirá más personal para las unidades reorganizadas, no se espera que la operación vaya a incrementar los gastos de administración del *holding.*

[15] El objetivo de la reorganización se detalla en el correo enviado por AENZA a APOYO Consultoría S.A.C.:

"La finalidad del "re-ordenaniento" societario es, entre otros, generar eficiencias en las nuevas Unidades de Negocio al concentrar negocios (en cada holding o sub holding) que generan sustancia económica"

Fuente: Correo enviado por AENZA (1 de diciembre de 2023)

3. Conclusiones sobre el efecto de la reorganización planteada por AENZA con respecto al valor del *holding*

Se puede afirmar que la mayor parte de la literatura se encuentra a favor de las estrategias de reordenamiento para organizar la actividad empresarial cuando se transita a una estructura coherente de líneas de negocio tal como el caso de AENZA. Es más, parece existir un consenso sobre que el valor de las empresas se incrementa luego de una estrategia de reorganización. Como mencionan Khurana & Lippincott (2003), las reestructuraciones que tienen como objetivo reorganizar líneas de negocio se asocian con una mejora en los rendimientos —especialmente de las empresas en pérdidas—, lo cual sugiere que los inversores consideran que estas actividades aumentan el valor.

En resumen, se prevé que la reorganización planteada por AENZA aumentará el valor del *holding* por efectos positivos —o neutros, en el peor de los casos— sobre las variables (i) riesgo empresarial, (ii) desempeño durante las crisis, (iii) eficiencia en la asignación de recursos, (iv) financiamiento externo, (v) gobierno corporativo, (vi) capital humano y (vii) gastos administrativos. La Figura 11 presenta el resumen de los efectos de la reorganización sobre el valor del *holding*.

Figura 11. Efecto global de la reorganización sobre el valor de AENZA


Variable
Reorganización
1
Riesgo empresarial
2
Desempeño durante la crisis
3
Eficiencia en la asignación de recursos
4
Financiamiento externo
5
Gobierno corporativo
6
Capital humano
7
Gastos administrativos
+
Valor del *holding*
Tipo de efecto
Negativo
Neutral
Positivo

Elaboración: APOYO Consultoría

En específico, la revisión de la literatura e información de AENZA permite llegar a las siguientes conclusiones:

- Si bien el nivel de diversificación *pre* y *post* reorganización no variaría para el *holding* en conjunto, y el nivel de riesgo de AENZA no se vería alterado, la reorganización permitiría darles a los inversionistas mayor claridad sobre el perfil de riesgo que supone la inversión en la empresa.

- Las empresas especializadas muestran un mejor desempeño durante épocas de crisis, por lo que un reordenamiento que brinde mayor claridad sobre la especialidad de las líneas del *holding* se espera que sea favorable.

- La estrategia de reorganización que plantea AENZA generará una distribución más eficiente de los recursos, dado que las líneas de negocio reagrupadas serán similares en su giro y capacidad de aprovechamiento. Asimismo, si se mantiene, tal como lo ha mencionado AENZA, el intercambio de servicios entre partes relacionadas, se continuará aprovechando las oportunidades de sinergias que una estructura de *holding* brinda.

- El nivel de diversificación y riesgo antes y después de un reordenamiento se mantendrá sin alteración a nivel de grupo. Sin perjuicio de ello, a nivel de *subholdings*, esta estrategia permitirá aislar el efecto de contagio de unidades de negocio más riesgosas o con peores rendimientos a unidades con menor riesgo y mayor salud financiera. Además, dará mayor claridad a los prestamistas para que puedan financiar a las líneas de negocio que mejor se adecúen a su perfil de riesgo.

- El reordenamiento facilitará la administración, dirección y supervisión de las empresas y agentes del *holding*, disminuyendo costos de supervisión y facilitando el gobierno corporativo.

- La mayor claridad en la estructura del *holding* permitirá aprovechar sinergias operativas en el aprovechamiento y búsqueda del capital humano.

- El proceso de reorganización no incrementará los gastos administrativos de AENZA debido a que seguirán centralizados en una unidad y no se requerirá más personal para las unidades reorganizadas tal como AENZA ha reportado.

Finalmente, la optimización de la estructura empresarial permitirá que cada línea de negocio aproveche oportunidades para mejorar su eficiencia y rentabilidad, atrayendo inversionistas a AENZA. De esta manera, la reorganización de AENZA permitirá aprovechar más eficientemente las sinergias entre sus subsidiarias para promover su crecimiento en el largo plazo y aumentar su valor, incluso en las líneas de negocio con menores ingresos (Khurana & Lippincott, 2003). Por ello, se concluye que esta reorganización es razonable en términos económicos.

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